-----------------------------                         --------------------------
CUSIP No. Not Applicable             13D AMENDMENT                 Page 1 of 16
                                         No. 2
-----------------------------                         --------------------------


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                  RULE 13d-2(a)

                                (Amendment No. 2)

                         Reynolds, Smith and Hills, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 Not Applicable
--------------------------------------------------------------------------------
                                 (CUSIP Number)

         Kenneth R. Jacobson                          William B. Marianes
         Chief Financial Officer                      Troutman Sanders LLP
         4651 Salisbury Road, Suite 400               600 Peachtree Street, N.E.
         Jacksonville, Florida  32256                 Suite 5200
         (904) 296-2000                               Atlanta, Georgia  30308
                                                      (404) 885-3000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications

                                  July 14, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. _____

                         (Continued on following pages)

                              (Page 1 of 16 Pages)

         +The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

----------------------------                            ------------------------
CUSIP No. Not Applicable            13D AMENDMENT       Page 2 of 16
                                         No. 2
----------------------------                            ------------------------

--------- ----------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Dale A. Barnes

--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) X
                                                                    (b)
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS

          PF and SC
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                       _____
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
------------------------- ------ -----------------------------------------------
       NUMBER OF
                          7      SOLE VOTING POWER                11,699 Shares
         SHARES
                          ------ -----------------------------------------------
      BENEFICIALLY
                          8      SHARED VOTING POWER              0 Shares
        OWNED BY
                          ------ -----------------------------------------------
          EACH
                          9      SOLE DISPOSITIVE POWER           11,699 Shares
       REPORTING
                          ------ -----------------------------------------------
      PERSON WITH
                          10     SHARED DISPOSITIVE POWER         0 Shares
------------------------- ------ -----------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          11,699 Shares

--------- ----------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                               _____
--------- ----------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.47%
--------- ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

----------------------------                            ------------------------
CUSIP No. Not Applicable            13D AMENDMENT       Page 3 of 16
                                         No. 2
----------------------------                            ------------------------

--------- ----------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          John J. Bottaro

--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) X
                                                                    (b)
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS

          PF and SC
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                       _____
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
------------------------- ------ -----------------------------------------------
       NUMBER OF
                          7      SOLE VOTING POWER                4,763 Shares
         SHARES
                          ------ -----------------------------------------------
      BENEFICIALLY
                          8      SHARED VOTING POWER              0 Shares
        OWNED BY
                          ------ -----------------------------------------------
          EACH
                          9      SOLE DISPOSITIVE POWER           4,763 Shares
       REPORTING
                          ------ -----------------------------------------------
      PERSON WITH
                          10     SHARED DISPOSITIVE POWER         0 Shares
------------------------- ------ -----------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,763 Shares

--------- ----------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                               _____
--------- ----------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.00%
--------- ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

----------------------------                            ------------------------
CUSIP No. Not Applicable         13D AMENDMENT          Page 4 of 16
                                      No. 2
----------------------------                            ------------------------

--------- ----------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          David E. Clavier

--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) X
                                                                    (b)
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS

          PF and SC
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                       _____
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
------------------------- ------ -----------------------------------------------
       NUMBER OF
                          7      SOLE VOTING POWER                2,485 Shares
         SHARES
                          ------ -----------------------------------------------
      BENEFICIALLY
                          8      SHARED VOTING POWER              0 Shares
        OWNED BY
                          ------ -----------------------------------------------
          EACH
                          9      SOLE DISPOSITIVE POWER           2,485 Shares
       REPORTING
                          ------ -----------------------------------------------
      PERSON WITH
                          10     SHARED DISPOSITIVE POWER         0 Shares
------------------------- ------ -----------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,485 Shares

--------- ----------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                               _____
--------- ----------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.52%
--------- ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

----------------------------                            ------------------------
CUSIP No. Not Applicable         13D AMENDMENT          Page 5 of 16
                                      No. 2
----------------------------                            ------------------------

--------- ----------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Darold F. Cole

--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) X
                                                                    (b)
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS

          PF and SC
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                       _____
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
------------------------- ------ -----------------------------------------------
       NUMBER OF
                          7      SOLE VOTING POWER                29,228 Shares
         SHARES
                          ------ -----------------------------------------------
      BENEFICIALLY
                          8      SHARED VOTING POWER              0 Shares
        OWNED BY
                          ------ -----------------------------------------------
          EACH
                          9      SOLE DISPOSITIVE POWER           29,228 Shares
       REPORTING
                          ------ -----------------------------------------------
      PERSON WITH
                          10     SHARED DISPOSITIVE POWER         0 Shares
------------------------- ------ -----------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          29,228 Shares

--------- ----------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                               _____
--------- ----------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.16%
--------- ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

----------------------------                            ------------------------
CUSIP No. Not Applicable         13D AMENDMENT          Page 6 of 16
                                      No. 2
----------------------------                            ------------------------

--------- ----------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Joseph N. Debs

--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) X
                                                                    (b)
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS

          PF and SC
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                       _____
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
------------------------- ------ -----------------------------------------------
       NUMBER OF
                          7      SOLE VOTING POWER                12,903 Shares
         SHARES
                          ------ -----------------------------------------------
      BENEFICIALLY
                          8      SHARED VOTING POWER              0 Shares
        OWNED BY
                          ------ -----------------------------------------------
          EACH
                          9      SOLE DISPOSITIVE POWER           12,903 Shares
       REPORTING
                          ------ -----------------------------------------------
      PERSON WITH
                          10     SHARED DISPOSITIVE POWER         0 Shares
------------------------- ------ -----------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,903 Shares

--------- ----------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                               _____
--------- ----------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.72%
--------- ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

----------------------------                            ------------------------
CUSIP No. Not Applicable         13D AMENDMENT          Page 7 of 16
                                      No. 2
----------------------------                            ------------------------

--------- ----------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Lawrence D. Ellis

--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) X
                                                                    (b)
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS

          PF and SC
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                       _____
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
------------------------- ------ -----------------------------------------------
       NUMBER OF
                          7      SOLE VOTING POWER                2,111 Shares
         SHARES
                          ------ -----------------------------------------------
      BENEFICIALLY
                          8      SHARED VOTING POWER              0 Shares
        OWNED BY
                          ------ -----------------------------------------------
          EACH
                          9      SOLE DISPOSITIVE POWER           2,111 Shares
       REPORTING
                          ------ -----------------------------------------------
      PERSON WITH
                          10     SHARED DISPOSITIVE POWER         0 Shares
------------------------- ------ -----------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,111 Shares

--------- ----------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                               _____
--------- ----------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.45%
--------- ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

----------------------------                            ------------------------
CUSIP No. Not Applicable         13D AMENDMENT          Page 8 of 16
                                      No. 2
----------------------------                            ------------------------

--------- ----------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Kenneth R. Jacobson

--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) X
                                                                    (b)
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS

          PF and SC
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                       _____
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
------------------------- ------ -----------------------------------------------
       NUMBER OF
                          7      SOLE VOTING POWER                1,848 Shares
         SHARES
                          ------ -----------------------------------------------
      BENEFICIALLY
                          8      SHARED VOTING POWER              0 Shares
        OWNED BY
                          ------ -----------------------------------------------
          EACH
                          9      SOLE DISPOSITIVE POWER           1,848 Shares
       REPORTING
                          ------ -----------------------------------------------
      PERSON WITH
                          10     SHARED DISPOSITIVE POWER         0 Shares
------------------------- ------ -----------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,848 Shares

--------- ----------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                               _____
--------- ----------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.39%
--------- ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

----------------------------                            ------------------------
CUSIP No. Not Applicable         13D AMENDMENT          Page 9 of 16
                                      No. 2
----------------------------                            ------------------------

--------- ----------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Leerie T. Jenkins, Jr.

--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) X
                                                                    (b)
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS

          PF and SC
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                       _____
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
------------------------- ------ -----------------------------------------------
       NUMBER OF
                          7      SOLE VOTING POWER                76,584 Shares
         SHARES
                          ------ -----------------------------------------------
      BENEFICIALLY
                          8      SHARED VOTING POWER              0 Shares
        OWNED BY
                          ------ -----------------------------------------------
          EACH
                          9      SOLE DISPOSITIVE POWER           76,584 Shares
       REPORTING
                          ------ -----------------------------------------------
      PERSON WITH
                          10     SHARED DISPOSITIVE POWER         0 Shares
------------------------- ------ -----------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          76,584 Shares

--------- ----------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                               _____
--------- ----------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.15%
--------- ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

----------------------------                            ------------------------
CUSIP No. Not Applicable         13D AMENDMENT          Page 10 of 16
                                      No. 2
----------------------------                            ------------------------

--------- ----------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          J. Ronald Ratliff

--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) X
                                                                    (b)
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS

          PF and SC
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                       _____
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
------------------------- ------ -----------------------------------------------
       NUMBER OF
                          7      SOLE VOTING POWER                40,482 Shares
         SHARES
                          ------ -----------------------------------------------
      BENEFICIALLY
                          8      SHARED VOTING POWER              0 Shares
        OWNED BY
                          ------ -----------------------------------------------
          EACH
                          9      SOLE DISPOSITIVE POWER           40,482 Shares
       REPORTING
                          ------ -----------------------------------------------
      PERSON WITH
                          10     SHARED DISPOSITIVE POWER         0 Shares
------------------------- ------ -----------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          40,482 Shares

--------- ----------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                               _____
--------- ----------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.54%
--------- ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

----------------------------                            ------------------------
CUSIP No. Not Applicable         13D AMENDMENT          Page 11 of 16
                                      No. 2
----------------------------                            ------------------------

--------- ----------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Brian P. Reed

--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) X
                                                                    (b)
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS

          PF and SC
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                       _____
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
------------------------- ------ -----------------------------------------------
       NUMBER OF
                          7      SOLE VOTING POWER                8,443 Shares
         SHARES
                          ------ -----------------------------------------------
      BENEFICIALLY
                          8      SHARED VOTING POWER              0 Shares
        OWNED BY
                          ------ -----------------------------------------------
          EACH
                          9      SOLE DISPOSITIVE POWER           8,443 Shares
       REPORTING
                          ------ -----------------------------------------------
      PERSON WITH
                          10     SHARED DISPOSITIVE POWER         0 Shares
------------------------- ------ -----------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,443 Shares

--------- ----------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                               _____
--------- ----------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.78%
--------- ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

----------------------------                            ------------------------
CUSIP No. Not Applicable         13D AMENDMENT          Page 12 of 16
                                      No. 2
----------------------------                            ------------------------

--------- ----------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          David K. Robertson

--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) X
                                                                    (b)
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS

          PF and SC
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                       _____
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
------------------------- ------ -----------------------------------------------
       NUMBER OF
                          7      SOLE VOTING POWER                32,950 Shares
         SHARES
                          ------ -----------------------------------------------
      BENEFICIALLY
                          8      SHARED VOTING POWER              0 Shares
        OWNED BY
                          ------ -----------------------------------------------
          EACH
                          9      SOLE DISPOSITIVE POWER           32,950 Shares
       REPORTING
                          ------ -----------------------------------------------
      PERSON WITH
                          10     SHARED DISPOSITIVE POWER         0 Shares
------------------------- ------ -----------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          32,950 Shares

--------- ----------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                               _____
--------- ----------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.95%
--------- ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

----------------------------                            ------------------------
CUSIP No. Not Applicable         13D AMENDMENT          Page 13 of 16
                                      No. 2
----------------------------                            ------------------------

         Pursuant to Rule 13d-2 promulgated under the Exchange Act, this Amendment No. 2 is being filed to amend and supplement the Schedule 13D filed on November 8, 1999 and Schedule 13D Amendment No. 1 filed on March 8, 2000. This Amendment No. 2 is being filed to report the acquisition of shares of common stock by members of the group as described more fully in Item 5 below.

         Unless set forth below, all previous Items are unchanged. Capitalized terms used herein, which are not defined herein, have the meanings given to them in the Schedule 13D previously filed with the Securities and Exchange Commission.

Item 2.  Identity and Background.

         This statement is filed by and on behalf of a group consisting of the following 11 individuals, who are all officers of Reynolds, Smith and Hills, Inc. (the "Company"). The members of the group are referred to collectively as the "Reporting Persons." Set forth below is the name, position and present principal occupation of each of the Reporting Persons. Except as otherwise indicated, (i) the business address of each of such persons is 4651 Salisbury Road, Jacksonville, Florida 32256, (ii) each of such persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, (iii) during the last five years, each of such persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which civil proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, and (iv) each of such persons is a citizen of the United States.

Name                                Present Principal Occupation with RS&H

Dale A. Barnes                      President of Subsidiary Corporation
John J. Bottaro                     Senior Vice President
David E. Clavier                    Senior Vice President
Darold F. Cole                      Senior Vice President and Director
Joseph N. Debs                      Senior Vice President
Lawrence D. Ellis                   Senior Vice President
Kenneth R. Jacobson                 Chief Financial Officer, Executive Vice
                                      President and General Counsel
Leerie T. Jenkins, Jr.              Chief Executive Officer and Chairman
J. Ronald Ratliff                   Executive Vice President and Director
Brian P. Reed                       Senior Vice President
David K. Robertson                  Chief Operating Officer, Secretary,
                                      Treasurer, Executive Vice President, and
                                      Director

----------------------------                            ------------------------
CUSIP No. Not Applicable         13D AMENDMENT          Page 14 of 16
                                      No. 2
----------------------------                            ------------------------

Item 3.  Source and Amount of Funds or Other Consideration.

     As described in Item 5(c) herein, three Reporting Persons, Joseph N. Debs, Kenneth R. Jacobson, and Brian P. Reed, purchased 4,213 shares of Common Stock of the Company on July 14, 2000 from five individual shareholders for an aggregate purchase price of $31,432. The financing of these acquisitions was provided for in cash by each of the individual Reporting Persons, and not pursuant to the Promissory Note and Pledge Agreement with the Company which is described in the Schedule 13D originally filed on November 8, 1999.

Item 5.  Interest in Securities of the Issuer.

     (a)(b) The beneficial ownership of the Company's Common Stock of each of the Reporting Persons as of July 14, 2000 and based upon information provided by the Company is set forth in the table below. Each of the Reporting Persons has sole voting and dispositive power with respect to the shares of Common Stock indicated in the table below.



 --------------------------------------- --------------------- -----------------
    Name of Reporting Person                Number of Shares       Percentage
                                          Beneficially Owned
 --------------------------------------- --------------------- -----------------
 Dale A. Barnes                                 11,699                2.47%
 --------------------------------------- --------------------- -----------------
 John J. Bottaro                                 4,763                1.00
 --------------------------------------- --------------------- -----------------
 David E. Clavier                                2,485                0.52
 --------------------------------------- --------------------- -----------------
 Darold F. Cole                                 29,228                6.16
 --------------------------------------- --------------------- -----------------
 Joseph N. Debs                                 12,903                2.72
 --------------------------------------- --------------------- -----------------
 Lawrence D. Ellis                               2,111                0.45
 --------------------------------------- --------------------- -----------------
 Kenneth R. Jacobson                             1,848                0.39
 --------------------------------------- --------------------- -----------------
 Leerie T. Jenkins, Jr.                         76,584               16.15
 --------------------------------------- --------------------- -----------------
 J. Ronald Ratliff                              40,482                8.54
 --------------------------------------- --------------------- -----------------
 Brian P. Reed                                   8,443                1.78
 --------------------------------------- --------------------- -----------------
 David K. Robertson                             32,950                6.95
 --------------------------------------- --------------------- -----------------


         (c) As described in Item 3 herein, on July 14, 2000, three Reporting Persons purchased on the open market 4,213 shares of the Company's Common Stock

----------------------------                            ------------------------
CUSIP No. Not Applicable         13D AMENDMENT          Page 15 of 16
                                      No. 2
----------------------------                            ------------------------

for an aggregate purchase price of $31,432. These shares were purchased from five individual shareholders and were distributed to the three reporting persons as indicated in the chart below.

       ---------------------------------- ---------------------- ---------------
          Name of Reporting Person           Number of Shares        Price Per
                                                 Purchased             Share
       ---------------------------------- ---------------------- ---------------
       Joseph N. Debs                             1,000                $7.46
       ---------------------------------- ---------------------- ---------------
       Kenneth R. Jacobson                          200                 7.48
       ---------------------------------- ---------------------- ---------------
       Brian P. Reed                              3,013                 7.46
       ---------------------------------- ---------------------- ---------------


         In addition, the following Reporting Persons have effected transactions in the Common Stock of the Company through the Company's 401(k) Plan. March 31, 2000 and June 30, 2000 combined purchases of such stock are reported below:


         ------------------------------- ----------------------- --------------
            Name of Reporting Person        Number of Shares       Price Per
                                               Purchared             Share
         ------------------------------- ----------------------- --------------
         David E. Clavier                         266                $15.00
         ------------------------------- ----------------------- --------------
         Lawrence D. Ellis                         93                $15.00
         ------------------------------- ----------------------- --------------
         Leerie T. Jenkins                        462                $15.00
         ------------------------------- ----------------------- --------------
         David K. Robertson                       216                $15.00
         ------------------------------- ----------------------- --------------


         (d)      Not applicable.

         (e)      Not applicable.


Item 7.  Material to be Filed as Exhibits.

         The following documents are filed as exhibits:

         1. Form of Promissory Note dated November 8, 1999 between the Company and each of the Reporting Persons (Incorporated by reference to the original
Schedule 13D, filed November 8, 1999).

         2. Form of Pledge Agreement dated November 8, 1999 between the Company and each of the Reporting Persons (Incorporated by reference to the original
Schedule 13D, filed November 8, 1999).

         3. Joint Filing Agreement dated March 6, 2000 among the Reporting Persons (Incorporated by reference to Schedule 13D Amendment No. 1, filed March 8, 2000).

----------------------------                            ------------------------
CUSIP No. Not Applicable         13D AMENDMENT          Page 16 of 16
                                      No. 2
----------------------------                            ------------------------


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 21, 2000

                                                 By:  /s/Dale A. Barnes
                                                      -------------------------
                                                      Dale A. Barnes

                                                 By:  /s/John J. Bottaro
                                                      -------------------------
                                                      John J. Bottaro

                                                 By:  /s/David E. Clavier
                                                      -------------------------
                                                      David E. Clavier

                                                 By:  /s/Darold F. Cole
                                                      -------------------------
                                                      Darold F. Cole

                                                 By:  /s/Joseph N. Debs
                                                      -------------------------
                                                      Joseph N. Debs

                                                 By:  /s/Lawrence D. Ellis
                                                      -------------------------
                                                      Lawrence D. Ellis

                                                 By:  /s/Kenneth R. Jacobson
                                                      -------------------------
                                                      Kenneth R. Jacobson

                                                 By:  /s/Leerie T. Jenkins, Jr.
                                                      -------------------------
                                                      Leerie T. Jenkins, Jr.

                                                 By:  /s/J. Ronald Ratliff
                                                      -------------------------
                                                      J. Ronald Ratliff

                                                 By:  /s/Brian P. Reed
                                                      -------------------------
                                                      Brian P. Reed

                                                 By:  /s/David K. Robertson
                                                      -------------------------
                                                      David K. Robertson